Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (this “Amendment”) to the Agreement and Plan of Merger, dated as of April 23, 2017 (the “Merger Agreement”), by among C. R. Bard, Inc., a New Jersey corporation (the “Company”), Becton, Dickinson and Company, a New Jersey corporation (“Parent”), and Lambda Corp., a New Jersey corporation and a wholly owned subsidiary of Parent (“Merger Corp” and, collectively with the Company and Parent, the “Parties”), is made as of July 28, 2017, by and among the Parties.

W I T N E S S E T H:

WHEREAS, the Parties have determined to amend the Agreement in accordance with Section 11.02 of the Merger Agreement as set forth herein; and

WHEREAS, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Merger Agreement.

NOW, THEREFORE, the Parties hereto agree as follows:

1.    Section 7.06(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(d)    Incentive Compensation. In the event that the Closing occurs prior to the payment of annual incentives in respect of the 2017 fiscal year of the Company or any of its Subsidiaries, Parent shall pay to each participant in a Company Plan that is an annual incentive plan (whether based on the calendar year or another 12 month fiscal period), including those set forth in Section 4.17 of the Company Disclosure Letter and designated thereon as an annual incentive plan (each such Company Plan, a “Company Incentive Plan”), a cash bonus in respect of fiscal year 2017 in an amount equal to the cash bonus amount payable under the applicable Company Plan as provided in this Section 7.06(d). Parent shall pay the 2017 Bonus Amounts (as defined below), less any required withholding Taxes, on or about the date on which the Company or its applicable Subsidiary would normally pay annual bonuses in respect of the applicable 2017 fiscal year and in no event later than March 15, 2018 (or, if earlier, upon a termination of employment to the extent provided in clause (iii) below).

(i)    Each participant in a Company Incentive Plan that is a corporate bonus plan shall receive a cash bonus in respect of fiscal year 2017 in an amount based on the actual level of achievement of the applicable performance criteria, with such level of achievement (1) measured during the period from and including January 1, 2017 through and including the end of the calendar month immediately preceding the month in which the Closing Date occurs (or through and including December 31, 2017 if the Closing occurs at any time after such date), (2) determined by the Compensation Committee of the Company Board in the ordinary course of business and consistent with past practice (including, without limitation, adjustments to account for non-recurring items), but subject to the Resolution Procedures (as set forth in Section 7.06(d) of the Company

Disclosure Letter) and without regard to any costs and expenses associated with the transactions contemplated by the Agreement or any non-recurring events that would not reasonably be expected to have affected the Company and its Subsidiaries had the transactions contemplated by the Agreement not arose, and (3) annualized, on a straight line basis, through December 31, 2017 (the “2017 Corporate Bonus Amount”).    Following December 31, 2017, Parent, in its sole discretion, may choose to continue the participation of any Continuing Employee in a Company Incentive Plan that is a corporate bonus plan or transition such employee to an incentive plan of Parent, subject to terms of Section 7.06(a).

(ii)    Each participant in a Company Incentive Plan that is a regional, division or country bonus plan shall receive a cash bonus in respect of fiscal year 2017 based on the actual level of achievement of the applicable performance criteria at the end of the applicable fiscal year 2017 performance period (the “2017 Regional, Division or Country Bonus Amount” and together with the 2017 Corporate Bonus Amount, the “2017 Bonus Amounts”); provided, that the level of achievement shall be determined in the ordinary course of business and consistent with past practice and, to the extent applicable, subject to the Resolution Procedures (as set forth in Section 7.06(d) of the Company Disclosure Letter, with the understanding that paragraph 1 of such section shall apply to all Company Incentive Plans that are regional, division or country bonus plans).

(iii)    If a Continuing Employee experiences a termination of employment at or following the Effective Time and prior to the payment of the 2017 Bonus Amount under circumstances that entitle such Continuing Employee to receive severance under a Company Severance Plan or applicable statutory requirements, such Continuing Employee shall receive a lump sum cash bonus equal to such Continuing Employee’s 2017 Bonus Amount multiplied by a fraction, the numerator of which is the lesser of (1) the number of days from and including the first day of the applicable fiscal year 2017 performance period through and including the date of such Continuing Employee’s termination of employment and (2) the number of days in the applicable Company Incentive Plan’s performance year, and the denominator of which is the number of days in the applicable Company Incentive Plan’s performance year; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of a prorated bonus amount provided to such Continuing Employee under the terms of an applicable Company Severance Plan or other Company Plan. Such bonus shall be paid, less any required withholding Taxes, (A) as soon as reasonably practicable following the date of such Continuing Employee’s termination of employment in respect of corporate bonus plan participants or (B) on the date that 2017 Regional, Division or Country Bonus Amounts under the applicable regional, division or country bonus plan are paid in the ordinary course of business in respect of participants in such plan.”

2.    Each Party hereby reaffirms and ratifies the Merger Agreement as modified hereby and acknowledges that the provisions of the Merger Agreement which have not been modified or amended by this Amendment shall remain in full force and effect in all respects. Each reference to “hereof,” “herein,” “hereby,” and “this Agreement” in the Merger Agreement will from and after the entry into this Amendment refer to the Merger Agreement as amended by this Amendment. Notwithstanding anything to the contrary in this Amendment, the date of the Merger Agreement, as amended hereby, will in all instances remain as April 23, 2017, and any references in the Merger Agreement to “the date first above written,” “the date of this Agreement,” “the date hereof” and similar references will continue to refer to April 23, 2017.

3.    Sections 11.07, 11.09, 11.10 and 11.11 of the Merger Agreement are hereby incorporated into this Amendment by reference as if fully set forth herein, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Amendment.

C. R. BARD, INC.

By:	/s/ Richard C. Rosenzweig
Name: Richard C. Rosenzweig
Title: Vice President, Law and Assistant Secretary

BECTON, DICKINSON AND COMPANY

By:	/s/ Vincent A. Forlenza
Name: Vincent A. Forlenza
Title: Chairman and CEO

LAMBDA CORP.

By:	/s/ Gary DeFazio
Name: Gary DeFazio
Title: Secretary

[Signature Page to Amendment No. 1 to Merger Agreement]